SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  X        Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes              No  X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes              No  X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes              No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated May 7, 2008, entitled “Spreadtrum Announces SC6600V: First Single-Chip Demodulator/Decoder for CMMB-Based Mobile TV.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: May 8, 2008

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated May 7, 2008, entitled “Spreadtrum Announces SC6600V: First Single-Chip Demodulator/Decoder for CMMB-Based Mobile TV.”

Exhibit 99.1

Spreadtrum Announces SC6600V:

First Single-Chip Demodulator/Decoder for CMMB-Based Mobile TV

May 7, 2008, Shanghai, China - Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, plans to announce its new mobile TV single chip solution, the SC6600V, the first demodulator/decoder chip for CMMB-based mobile TV during the “Asia Future TV 2008” conference. China Mobile Multimedia Broadcasting (CMMB) is a mobile television and multimedia broadcasting standard independently developed and specified in China by the State Administration of Radio, Film, and Television (SARFT). The SC6600V is Spreadtrum’s new achievement in core chip technology for mobile multimedia broadcasting and it marks the latest in Spreadtrum’s family of wireless and multimedia chip solutions. The SC6600V can work as both a stand-alone solution or with an external host device, such as Spreadtrum’s family of GSM/GPRS baseband chips including the SC6600R, SC6600H, SC6800D, and others.

Spreadtrum’s new SC6600V solution is an integrated CMMB demodulator and source decoder chip and is the first single chip solution that supports both AVS and H.264 video decoding standards. As the first CMMB single chip solution for mobile TV, the SC6600V is designed for feature phones. The SC6600V adopts an integrated platform design for communications and mobile multimedia to reduce the design period of Spreadtrum’s customers. The SC6600V comes with a suite of Driver Application Programming Interfaces (API) to promote fast, rich customization of features and also provides an external tuner interface that can work with mainstream CMMB RF tuners. This design platform, with its wide range of applications and low product cost, should address Spreadtrum’s customers’ time-to-market and product differentiation requirements. Spreadtrum’s SC6600V single-chip solution is designed to enable handset makers and carriers to offer mobile TV feature in feature phones at reasonable prices, instead of being relegated to expensive SmartPhones as most mobile TV solutions are currently. The successful development of the SC6600V should greatly help new mobile TV phones to enter the market and enable the commercial deployment of mobile TV prior to the Beijing 2008 Olympic Games.

Compared with traditional TV viewing, mobile TV is a new digital TV service that allows viewers to enjoy not only broadcast TV programs but also interactive applications over cellular networks as well. At every level of the mobile TV value-chain carriers, handset providers, infrastructure owners, content providers, broadcasters and semiconductor suppliers are increasing efforts behind their mobile TV plans to create new growth drivers for the mobile multimedia business. This highlighted effort has a solid underlying reason, as China had a market of over 547 million mobile phone users as of the end of 2007. With mobile TV, carriers can take full advantage of the network to provide more value-added services and the broadcasters to expand their user base through rich content resources and to achieve the mobility of the broadcasting network. CMMB is a homegrown mobile TV standard that applies to mobile devices such as mobile phones, PDAs and Portable Media Players (PMPs). It features free mobility, rich video and data services. In addition, it provides consumers with cost-effective mobile TV service that satisfies most consumers’ needs and is expected to be used in the Beijing 2008 Olympic Games.

Mr. Ma Jv, President, Academy of Broadcasting Science of the State Administration of Radio Film and Television, indicated that, “We are very glad that Spreadtrum has developed the SC6600V, the first CMMB-based Mobile TV single chip solution for mobile phones, which integrated demultiplex, channel decoder and source decoder. We believe that it will help CMMB start to grow its market quickly, and we hope Spreadtrum will continue to unleash its technology strengths, allowing it to contribute to the CMMB industry’s ongoing development and road to becoming prosperous.”

Referring to the release of SC6600V chip, Dr. Ping Wu, President and CEO of Spreadtrum, said, “Spreadtrum has devoted considerable resources to the research and development of mobile multimedia technology for several years. We believe that Spreadtrum not only plays a leading role in chip design and commercialization, but also contributes significantly to the industrialization of homegrown standards. Spreadtrum’s SC6600V chip shows Spreatrum’s deep expansion in the mobile multimedia field. The launch of SC6600V single chip solution shows Spreadtrum’s consistent support to China’s independently created standards building on its prior design successes in TD-SCDMA and AVS. We believe terminal products using Spreadtrum’s mobile TV solutions should come to market in the near future. Spreadtrum remains dedicated to supporting the introduction of mobile TV solutions ahead of the Beijing 2008 Olympic Games. We sincerely hope that every family in China can watch and enjoy 2008 Olympic Games through handsets based on Spreadtrum’s mobile TV solution as if they are watching the games on the scene.”

About shipment

At present, the SC6600V has performed well in field trials. Spreadtrum will commence sampling of the SC6600V in Q2 2008.

About Spreadtrum:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum offers terminal manufacturers a comprehensive portfolio of highly-integrated baseband processor solutions, as well as multimedia chips, RF chips, protocol software and software application platforms. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please check www.spreadtrum.com

Media Contact: William Shi

Email: news@spreadtrum.com

Tel: +86-10-6270-2988

About CMMB:

For more information on China Mobile Multimedia Broadcasting, please check http://www.cmmb.org.cn

About AVS:

AVS (or “Audio and Video Standard”) refers to the audio and video coding-decoding standard independently created by China.

For more information on AVS, please go to the Audio and Video Coding Standard Workgroup of China, at http://www.avs.org.cn/en/.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, the expectation that mobile TV will be used in the Beijing 2008 Olympic Games, the expectation that the SC6600V chip’s design platform would be able to address Spreadtrum’s customers’ time-to-market and product differentiation requirements, the expectation that the SC6600V chip would help new mobile TV phones enter the market and enable the commercial deployment of mobile TV prior to the Beijing 2008 Olympic Games, and the expectation that terminal products using Spreadtrum’s mobile TV solutions should come to market in the near future. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, Spreadtrum’s customers’ ability to use the SC6600V chip’s design platform in meeting their time-to-market and product differentiation requirements; the timing of the market entry and commercial deployment of mobile TV phones; the timing of the market entry of terminal products using Spreadtrum’s mobile TV solutions; continued competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile TV phones. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.